GSP-2, Inc.
Gongzhuling State Agriculture Science and Technology Park
Location of 998 kilometers, Line 102
Gongzhuling City, Jilin Province, China

May 8, 2012

Securities and Exchange Commission, Division of Finance
Attn: Max A. Webb
100 F Street N.E
Washington, D.C. 20549

Re:	GSP-2, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”)
Filed April 5, 2012
File No. 333-179225

Dear Mr. Webb:

We are in receipt of your comment letter dated April 16, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Registration Statement Cover Page

1.
Please refer to the “Calculation of Registration Fee” table. We note that the amounts listed in the “Proposed Maximum Aggregate Offering Price” column do not appear to be properly calculated based on the number of shares of common stock being registered and the price per share as detailed in the preceding columns. Please revise and recalculate each accompanying registration fee as applicable.

RESPONSE:	We have revised the Calculation of Registration Fee table in our prospectus.

2.	Please refer to the last paragraph. Please revise to move the prospectus “Subject to Completion” legend to the prospectus cover page.

RESPONSE:	We have moved the prospectus “Subject to Completion” legend to the prospectus cover page.

Prospectus Cover Page

3.
We note your response to our prior comment 3 and reissue. We note that the registration statement cover page discloses various offering prices for your common stock owned by different selling stockholders ranging from $1.50 to $2.40 per share. Please revise the second paragraph to clarify the offering price of the common stock registered pursuant to this registration statement. Refer to Item 501(b)(3) of Regulation S-K. In this regard, we note that the second paragraph only discloses the offering price of the common stock issuable upon conversion of your preferred shares.

RESPONSE:	We have revised the second paragraph on the prospectus cover page to clarify the offering price of the common stock registered pursuant to the Registration Statement.

4.
We note your disclosure in the second paragraph that “[i]n order to be quoted on the OTCBB, a market maker must file an application on [your] behalf in order to make a market for [your] Warrants.” We note that this registration statement does not register any warrants. Please revise as applicable.

RESPONSE:	We have removed reference to Warrants, since the Registration Statement does not register any warrants.

Prospectus Summary, page 1

Overview, page 1

5.
We note your response to our prior comment 4 and reissue. We note your disclosure in the Our Products section on page 22 that your business and current operations are focused on purchasing, storing and selling corn and corn seed products in China. We also note that this section was not revised in response to our prior comment. Please revise this section to provide a more detailed summary of your business and current operations.

RESPONSE:
We have revised the disclosure in the Prospectus Summary to include a discussion of our business and current operations. In addition, we have also expanded our disclosure in the Our Products Section to include a more detailed summary of our business and current operations.

The Offering, page 1

6.
We note your response to our prior comment 7 and reissue. We note your disclosure on the prospectus cover page that you intend to apply for quotation on the Over-the-Counter Bulletin Board. Please revise this section to clarify that there is no trading market for your common stock, you intend to apply for quotation on the Over-the-Counter Bulletin Board, you will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist you. In this regard, please add a new subsection to include this additional disclosure.

RESPONSE:
We have included disclosure regarding the fact that there is no trading market for our common stock, we intend to apply for quotation on the Over-the-Counter Bulletin Board, we will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist us.

Risk Factors, page 3

Any significant fluctuation in price of our raw materials, page 4

7.
We note the references in this risk factor to “fertilizer products” and “organic chemical feedstock.” We also note that your business and current operations are focused on purchasing, storing and selling corn and corn seed products in China. Please revise this risk factor as applicable or advise.

RESPONSE:	We have revised the above noted risk factor to include a discussion of purchasing, storing and selling corn and corn seed products.

Description of Business, page 18

Corporate Structure, page 19

8.
We note your response to our prior comment 16 and reissue. Please revise this section to define all terms at the time of their first use. In this regard, we note that a number of the entities names and certain other terms such as “Operating Companies,” “Monthly Payments,” and “JSJ” have been abbreviated without previously being defined.

RESPONSE:	We have revised the Registration Statement to define all abbreviated terms used throughout the Registration Statement.

9.
We note your response to our prior comment 17 and reissue. We note that the corporate structure chart has been provided as of the share exchange in February 2011. Please revise the corporate structure chart to be as of a more recent date. In this regard, we note that as a result of the share exchange you own all of the issued and outstanding ordinary shares of Shiny Gold not the entities and individuals currently disclosed.

RESPONSE:	We have revised corporate chart to reflect our current corporate structure.

10.
Please make the corporate structure chart included on page 20 large enough to be legible. In this regard, we note that the entities associated with Jilin Hengchang Agriculture Development Co., Ltd. are not legible.

RESPONSE:	We have revised our corporate structure chart to make the entities listed legible.

Our Industry, page 20
11.
We note your response to our prior comment 19 and reissue in part. Please revise this section, as applicable, to disclose the source for all industry statistics, trends, growth rates, projections and facts that you cite. In this regard, please disclose the sources for the charts included on page 21.

RESPONSE:	We have removed the chart found on page 21.

Corn, page 21

12.	We note your response to our prior comment 20 and reissue. Please revise the chart captioned “Rise in Chinese Meat Consumption Supports Continued Feed Imports” on page 21 to cover 2011.

RESPONSE:	We have removed the chart found on page 21.

Our Products, page 22

Corn Seed, page 22

13.	We note your response to our prior comment 25 and reissue. Please make the chart included on page 23 large enough to be legible.

RESPONSE:	We have removed the chart found on page 23.

14.	. Refer to the chart on page 24. Please revise the chart to include an English title and captions as applicable.

RESPONSE:	We have revised the chart on page 24 to include an English title and captions.

Research and Development, page 25

15.
We note that you are developing a new corn seed variety called Hengyu 218. Please revise to briefly discuss the anticipated characteristics of this new product. Please also reconcile such disclosure with the disclosure in the second bullet in the Competitive Advantages section on page 27.

RESPONSE:	We have included disclosure regarding the anticipated characteristics of the Hengyu 218 seed variety, and included such discussion in the Competitive Advantages section.

Competitive Advantages, page 27

16.	We note your response to our prior comment 36 and reissue in part. Refer to the chart included on page 28. The last two columns appear to be missing the associated information. Please revise.

RESPONSE:	We have revised the chart on page 28 of our Registration Statement to provide the missing information.

Directors, Executive Officers, Promoters and Control Persons, page 40

Term of Office, page 41

17.
We note your response to our prior comment 40 and reissue. Please revise the third paragraph to cover the ten year look-back period required by Item 401(f) of Regulation SK. Please also revise the Involvement in Certain Legal Proceedings section on page 41 in a similar manner. In this regard, we note that each section only references a five year look-back period versus the ten year look-back period required by Item 401(f) of Regulation S-K.

RESPONSE:	We have revised our disclosure to include a ten year look-back period as required by Item 401(f) of Regulation S-K.

Transactions with Related Persons, page 46

18.
We note that you and certain of your officers formed Hengchang Fertilizer in 2011. Please revise this section to include the information required by Item 404 of Regulation S-K related to this transaction. Please also reconcile the disclosure in this section with the disclosure contained in Note 7 to your audited financial statements.

RESPONSE:	We have revised our Transactions with Related Persons disclosure to include a discussion of Hengchang Fertilizer.

Part II

Item 15. Recent Sales of Unregistered Securities, page 49

19.
We note your disclosure in Note 19 to your audited financial statements. Please revise this section to include disclosure regarding each unregistered sale of common stock. For each unregistered sale, please revise to include all of the information required by Item 701 of Regulation S-K.

RESPONSE:	We have revised our Recent Sales of Unregistered Securities disclosure to include all such information as required by Item 701 of Regulation S-K.

Item 16. Exhibits and Financial Statements, page 50

20.
Please refile fair and accurate English translations of the contractual arrangements governing your corporate structure. In this regard, we note that the incorporated by reference exhibits from your Annual Report on Form 10-K for the fiscal year ended December 31, 2011, i.e. Exhibits 10.9 through 10.23, include brackets and do not appear to be fair and accurate English translations of the fully executed agreements. We also note that the English translations do not appear to be complete copies of the fully executed agreements. In this regard, we note that Exhibits 10.14, 10.15, 10.22, and 10.23 reference attachments which do not appear to have been included. Refer to Rule 403 of the Securities Act of 1933.

RESPONSE:
We have re-filed fair and accurate English translations of the contractual arrangements governing our corporate structure. Specifically, we have refilled Exhibits 10.9 through 10.24. In addition, we have included all attachments referenced in the exhibits.

21.
We note that you have not filed as exhibits all of the contractual arrangements governing your corporate structure. For example, we note that you have not filed the Exclusive Business Cooperation Agreement related to Jilin Hengjiu Grain Purchase and Storage Co., Ltd., the Exclusive Option Agreement related to Yushan Wei and Jilin Hengjiu Grain Purchase and Storage Co., Ltd., the Equity Interest Pledge Agreement related to Yushan Wei and Jilin Hengjiu Grain Purchase and Storage Co., Ltd., or the Power of Attorney related to Yushan Wei and his shareholdings in Jilin Hengjiu Grain Purchase and Storage Co., Ltd. Please file these as exhibits with the next amendment.

RESPONSE:
We have filed as exhibits all of the contractual arrangements governing our corporate structure. In that regard, we have filed (i) the Exclusive Option Agreement executed by and among Yushan Wei, Siping Hengchang Business Consultants, Ltd. and Jilin Province Hengjiu Grain Collection and Storage Co., Ltd dated February 10, 2011 as exhibit 10.25; (ii) Yufeng Wei’s Power of Attorney dated February 10, 2011 relating to Jilin Province Hengjiu Grain Collection and Storage Co., Ltd. as exhibit 10.26; and (iii) the Exclusive Business Cooperation Agreement between Siping Hengchang Business Consultants Co., Ltd. and Jilin Province Hengjiu Grain Collection and Storage Co., Ltd dated February 10, 2011 filed as Exhibit 10.27.

Exhibit 5.1

22.
We note that the registration statement registers a total of 1,486,316 shares of common stock. Please have counsel revise the second paragraph to reference the correct amount of shares being registered.

RESPONSE:	Our counsel has revised their opinion provided as Exhibit 5.1 to reflect the correct amount of shares being registered.

23.	We note that the company is not registering any shares on this registration statement. Please have counsel revise the third paragraph as applicable.

RESPONSE:	Our counsel has revised their opinion provided as Exhibit 5.1 to reflect that we are not registering any shares on this Registration Statement.

24.
Please refer to the fourth paragraph. We note the references to both Nevada and Delaware laws. We also note that the company is a Nevada corporation. Please have counsel revise the fourth paragraph as applicable.

RESPONSE:	Our counsel has revised their opinion provided as Exhibit 5.1 to reflect Nevada law.

25.
Please have counsel revise the last paragraph to clearly consent to being named in the registration statement. In this regard, we note the section of the prospectus in which counsel is named is titled “Interests of Named Experts and Counsel” and not “Experts.”

RESPONSE:	Our counsel has revised their opinion provided as Exhibit 5.1 to reflect that they consent to being named in the Registration Statement under the “Interests of Named Experts and Counsel.”

Exhibit 23.1

26.
Please have the independent registered accounting firm revise to clearly consent to being named in the registration statement. In this regard, we note the section of the prospectus in which the independent registered accounting firm is named is titled “Interests of Named Experts and Counsel” and not “Experts.”

RESPONSE:
Our independent registered accounting firm has revised their opinion provided as Exhibit 23.1 to reflect that they consent to being named in the Registration Statement under the “Interests of Named Experts and Counsel.”

Sincerely,

By:	/s/ Yushan Wei
Yushan Wei President, Chief Executive Officer and Chairman